HIGHLIGHTS:

RESULTS Q4 AND FULL YEAR 2005               o  Q4 2005 operating income
                                               increased by 13.6% including
AHOLD ANNOUNCES                                EUR 92 million insurance proceeds
Q4 AND FY 2005
RESULTS AND OUTLOOK                         o  Net debt down EUR 1.2 billion
FOR 2006                                       versus year-end 2004

                                            o  Value improvement program to be
                                               launched at Stop & Shop / Giant-
                                               Landover

                                            o  Comprehensive review of
                                               underperforming assets and
                                               corporate overhead

Amsterdam, The Netherlands, March 29, 2006 - Ahold today published its consolidated summary financial statements for the fourth quarter and full year 2005. Anders Moberg, President and CEO of Ahold, said today: "2005 has been a difficult year with mixed performance in our key business areas. We continue to experience strong competitive pressures in our retail operations, with considerable challenges at the Stop & Shop / Giant-Landover Arena. Tops
(in particular in northeast Ohio) and the Central Europe Arena continue to underperform. On the other hand, our repositioning programs at Albert Heijn and ICA have resulted in strong market leadership and growth, and we launched our long-term strategy to drive the profitable growth of U.S. Foodservice.
In addition, we achieved a number of important strategic milestones, most importantly the preliminary court approval of our settlement of the securities class action and the conclusion of our EUR 3.1 billion divestment program, enabling us now to focus fully on managing our businesses for the future.

"The financial targets we originally set for retail in 2003 have become increasingly challenging. Competitive and operating cost pressures have been greater than expected and the turnaround at certain businesses has been slower than planned. Based on the retail trends we have seen for the year to date, we expect our retail net sales growth this year to be between 2.5% and 3.0% (at constant exchange rates, and excluding divestments made in 2005). In addition, we expect that our retail operating margin will be between 4.0% and 4.5% in 2006. U.S. Foodservice targets remain unchanged.

"This year, our focus will be on operational and value improvement, a comprehensive review of underperforming assets, and reduction of corporate overhead. Following careful preparations, we will launch an arena-wide Stop & Shop / Giant-Landover value improvement program. Based on our experiences with Albert Heijn and ICA, and together with store reinvestment and cost reduction initiatives already underway, we expect this value improvement program to steadily enhance our market position. To lead the arena forward and drive this initiative, we plan to announce the appointment of a new CEO for Stop & Shop / Giant-Landover next week.

"Driving top line growth and achieving a 5% retail operating margin remain our overall priorities."

The data provided in this press release are unaudited and are accounted for in accordance with International Financial Reporting Standards (IFRS). IFRS was adopted as from financial year 2005. Ahold's transition date to IFRS is December 29, 2003, which was the start of financial year 2004. This press release contains certain non-GAAP financial measures, including net debt, which are further discussed under Other information.

                                                                         2006007
[GRAPHIC OMITTED] AHOLD

     www.ahold.com

FINANCIAL RESULTS HIGHLIGHTS*

                                                                         B/(W)***                               B/(W)***
                                                      Q4 2005             Q4 2004            FY 2005            FY 2004
(EUR millions)                                       (12 weeks)         (13 weeks)          (52 weeks)         (53 weeks)
----------------------------------------------    ----------------   ----------------    ----------------   ----------------
Net sales                                                   10,832                 37              44,496               (114)
Operating income                                               292                 35                 248               (675)
Net income attributable to common shareholders
 of Ahold                                                      108               (641)                133               (752)
Cash flow from operating activities                            649               (153)              1,897               (296)

                                                                                                                    B/(W)***
                                                                                             Jan. 1, 2006       Jan. 2, 2005
Gross debt                                                       _                  _               7,748              2,272
Net debt **                                                      _                  _               5,911              1,171

* Ahold uses a 364-day calendar, requiring an additional week in certain years. Ahold's 2004 financial year consisted of 53 weeks. The fourth quarter of 2004 consisted of 13 weeks, whereas the fourth quarter of 2005 consisted of 12 weeks.
**  Non-GAAP financial measure. See Other information.
*** Better or (Worse) compared to prior year.


FINANCIAL PERFORMANCE

FOURTH QUARTER 2005
Consolidated net sales in Q4 2005 (12 weeks) were EUR 10.8 billion, an increase of 0.3% compared to the same period in 2004 (13 weeks). Net sales, excluding currency impact, declined by 6.4%. Net sales, excluding currency impact and week 13 of Q4 2004, increased by 0.5%.

Operating income increased by EUR 35 million to EUR 292 million. This primarily reflected the benefit of EUR 92 million insurance proceeds associated with the settlement of the securities class action, partially offset by one less selling week in 2005. Operating income also included EUR 44 million related to the restructuring at U.S. Foodservice, a EUR 12 million write-off of receivables and inventories in Central Europe and retail impairments of EUR 22 million.

Net income attributable to common shareholders of Ahold fell by EUR 641 million to EUR 108 million mainly due to the gain of EUR 449 million in Q4 2004 related to the ICA put option, a EUR 178 million decrease in results from discontinued operations and the cost of the bond buyback in 2005 (EUR 53 million). Income from joint ventures and associates was up by EUR 23 million mainly due to the completion of the sale of Stop & Shop's share in a real estate joint venture.

Cash flow from operating activities decreased by 19.1% to EUR 649 million, primarily due to the Q4 2004 impact of income tax refunds as well as lower cash flows from discontinued operations. Cash outflow from investing activities totaled EUR 245 million, whereas in Q4 2004 this was an inflow impacted by the divestments of Ahold's Spanish operations and 85% of its stake in Disco. Cash outflow from financing activities amounted to EUR 1.3 billion, predominantly due to debt repayments in Q4 2005.

FULL YEAR 2005
Consolidated net sales for full year 2005 (52 weeks) were EUR 44.5 billion, a decline of 0.3% compared to 2004 (53 weeks). Net sales, excluding currency impact, decreased by 0.7%. Net sales, excluding currency impact and week 53 of 2004, increased by 1.1%.

Operating income declined by 73.1% to EUR 248 million, mainly due to the EUR 803 million charge for the securities class action settlement, net of insurance proceeds. Excluding the impact of the settlement, net of insurance proceeds, operating income would have increased 13.9% to EUR 1.1 billion (FY 2004: EUR 923 million), resulting in an operating margin of 2.4% (FY 2004: 2.1%).

Net income attributable to common shareholders of Ahold declined by 85.0% to EUR 133 million. This was mainly as a result of the impact of the securities class action settlement, net of insurance proceeds, and the positive impact of EUR 379 million related to the ICA put option in 2004.

Cash flow from operating activities decreased by 13.5% to EUR 1.9 billion. Cash flow from investing activities rose to EUR 159 million. Cash outflow from financing activities increased 59.3% to EUR 3.2 billion.

Gross debt was down EUR 2.3 billion in 2005 to EUR 7.7 billion. Net debt was down EUR 1.2 billion in 2005 to EUR 5.9 billion. Year-end cash, excluding cash on hand, of EUR 1.8 billion was down EUR 1.1 billion from the prior year, partly due to the bond buyback program in October 2005.


Q4 2005 PERFORMANCE BY ARENA

STOP & SHOP / GIANT-LANDOVER
Net sales decreased by 5.5% to USD 3.8 billion compared with Q4 2004, reflecting the impact of the additional week in 2004. Excluding week 13, net sales in U.S. dollars increased by 2.2%, partly reflecting good holiday sales. Identical sales increased by 0.5% at Stop & Shop and fell by 1.0% at Giant-Landover. Market share rose 0.3 points to 24.5% at Stop & Shop and fell by 0.2 points to 30.8% at Giant-Landover. Operating income fell by USD 25 million to USD 187 million, reflecting pressure on gross profit margin, partly offset by lower operating expenses. Promotional costs increased and competitive pressure continued.

GIANT-CARLISLE / TOPS
Net sales decreased by 15.1% to USD 1.4 billion compared with Q4 2004. Excluding week 13, net sales in U.S. dollars declined by 8.1%, or by 3.2% excluding the divested convenience stores. Market share at Giant-Carlisle increased 0.7 points to 29.8% due to strong identical sales growth and store openings, which include the prototype store in Camp Hill, Pennsylvania. Market share at Tops decreased by 2.9 points to 23.3% due to ongoing competitive pressures and the continued portfolio rationalization program. Gross profit margin was slightly lower due to higher distribution and promotional costs. Operating income decreased from USD 29 million in Q4 2004 to USD 7 million in Q4 2005, primarily as a result of USD 14 million higher impairment charges.

ALBERT HEIJN
Net sales decreased by 2.0% to EUR 1.6 billion compared with Q4 2004. Excluding week 13, net sales increased by 6.0%. Albert Heijn increased its identical sales by 5.0% and further grew its market share by 0.9 points to 26.8%. Gross profit margin developed favorably, reflecting better margin management relating in part to promotions. Operating efficiency benefited from significant cost savings and improved labor efficiency, despite rising pension costs of EUR 28 million, of which EUR 14 million is non-recurring. The arena also incurred EUR 6 million in transition costs related to IT outsourcing. As a result, operating income declined by 16.9% to EUR 69 million compared to EUR 83 million in Q4 2004.

CENTRAL EUROPE
Net sales increased by 1.4% to EUR 509 million compared with Q4 2004. Net sales, excluding currency impact, decreased by 4.7%. Excluding the impact of currency exchange rates, the divested Polish hypermarkets and the acquired Julius Meinl stores, net sales in 2005 decreased by 1.0%. Market share in the Central Europe Arena declined by 1.5 points to 15.9%, mainly due to the divested Polish hypermarkets. Identical sales were down by 8.5% due to negative local publicity, as well as aggressive competitor store openings. Gross profit margins were substantially up compared to Q4 2004, mainly due to the divestment of Polish hypermarkets and gains from centralized sourcing. The arena made an operating loss of EUR 18 million, including a EUR 12 million write-off of receivables and inventories. This compared to an operating income of EUR 7 million in Q4 2004, which was positively impacted by EUR 8 million gains on sale of real estate and EUR 10 million related to the release of a provision for costs in connection with the termination of a shopping center lease agreement.

SCHUITEMA
Net sales decreased by 7.8% to EUR 743 million compared to Q4 2004. Excluding week 13, net sales were flat, impacted by lower promotional activity and store closures. Market share decreased by 0.9 points to 14.4%. Operating income increased by 64.7% to EUR 28 million, representing an operating margin of 3.8% compared to 2.1% in Q4 2004. The improved operating income was due to lower impairment charges and the restructuring costs incurred in Q4 2004. Schuitema also implemented an enhanced C1000 store format, including improvements to its organizational structure to support the roll-out of its fourth generation stores.

U.S. FOODSERVICE
Net sales decreased by 5.7% to USD 4.2 billion compared with Q4 2004, reflecting the impact of the additional week in Q4 2004. Excluding week 13, net sales in U.S. dollars increased by 0.8%. Net sales were negatively impacted by approximately 1% as a result of exiting certain business. Included in Q4 2005 were USD 52 million of restructuring and related charges associated with the long-term strategy for U.S. Foodservice announced on November 29, 2005. As a result, the operating loss was USD 9 million compared to an operating income of USD 27 million in Q4 2004. Gross profit margin increased compared to Q4 2004, primarily as a result of procurement initiatives. Operating expenses, excluding restructuring charges, decreased compared to Q4 2004 mainly because higher fuel costs were more than offset by productivity improvements and a reduction in professional services fees. To facilitate the announced separation into two operating companies, Broadline and Multi-Unit, U.S. Foodservice started implementing a series of organizational and operational changes. Ahold will change its segment reporting to reflect this reorganization in the first quarter of 2006.

ICA
Net sales decreased by 1.0% to SEK 19.3 billion (EUR 2.0 billion) compared with Q4 2004. Net sales, excluding the deconsolidation of the Baltic operation, increased by 4.1% in Swedish Krona, driven by strong net sales at ICA Sweden as a result of its value repositioning program. In Norway, net sales decreased due to store disposal and conversion programs to enhance its competitive position. Cost cuts in Norway and Sweden and the higher volumes in Sweden contributed to ICA's profitability. Ahold's share of ICA's net income rose 7.1% to EUR 30 million, impacted by the increase of Ahold's share in ICA from 50% to 60% in Q4 2004.

GROUP SUPPORT OFFICE
The costs of the Group Support Office were lower compared to the same quarter last year, mostly attributable to EUR 92 million insurance proceeds concerning the securities class action settlement.

OTHER INFORMATION
Ahold expects to publish its 2005 annual report on April 13, 2006.

Ahold currently does not pay a dividend to common shareholders. Any future dividend payment regarding its common shares will be recommended by the Corporate Executive Board and the Supervisory Board and will reflect present performance, future outlook and balance sheet strength. Ahold plans to pay dividends on the cumulative preferred financing shares in 2006 and paid an annual dividend on such shares in 2005, in each case as required by the terms of such shares.

Ahold Press Office: +31 (0)20 509 5343

FOURTH QUARTER 2005 BUSINESS HIGHLIGHTS
(For more detailed financial information on Q4 2005, please refer to Ahold's consolidated summary financial statements for the fourth quarter and full year 2005 published today)

Net sales per segment

                                         Q4 2005       Q4 2004(1)         %          FY 2005(1)     FY 2004(1)        %
(in millions)                           (12 weeks)     (13 weeks)       Change       (52 weeks)     (53 weeks)      Change
------------------------------------   ------------   ------------   -----------    ------------   ------------   -----------
ALL SEGMENTS (IN EUR)

Stop & Shop / Giant-Landover Arena            3,229          3,121           3.5%         13,161         12,949           1.6%
Giant-Carlisle / Tops Arena                   1,194          1,288          (7.3)%         4,989          5,209          (4.2)%
Albert Heijn Arena                            1,598          1,630          (2.0)%         6,585          6,418           2.6%
Central Europe Arena(2)                         509            502           1.4%          1,761          1,683           4.6%
Schuitema                                       743            806          (7.8)%         3,128          3,181          (1.7)%
------------------------------------   ------------   ------------   -----------    ------------   ------------   -----------
Total retail                                  7,273          7,347          (1.0)%        29,624         29,440           0.6%

U.S. Foodservice                              3,559          3,448           3.2%         14,872         15,170          (2.0)%

Ahold Group                                  10,832         10,795           0.3%         44,496         44,610          (0.3)%
------------------------------------   ------------   ------------   -----------    ------------   ------------   -----------

Unconsolidated JVs and associates(2)          2,517          2,615          (3.7)%         9,423          9,664          (2.5)%
Average U.S. dollar exchange rate
 (EUR per USD)                               0.8420         0.7692           9.5%         0.8051         0.8050           0.0%
------------------------------------   ------------   ------------   -----------    ------------   ------------   -----------
U.S. SEGMENTS (IN USD)
Stop & Shop / Giant-Landover Arena            3,835          4,058          (5.5)%        16,346         16,105           1.5%
Giant-Carlisle / Tops Arena                   1,419          1,672         (15.1)%         6,201          6,480          (4.3)%
U.S. Foodservice                              4,226          4,483          (5.7)%        18,468         18,847          (2.0)%
------------------------------------   ------------   ------------   -----------    ------------   ------------   -----------

(1) Comparative 2004 figures have been adjusted to exclude discontinued operations in accordance with IFRS. In addition, for Ahold's Unconsolidated JVs and associates FY 2005 figure has also been adjusted to exclude discontinued operations in accordance with IFRS.
(2) Financial quarter and financial year for Central Europe Arena and the Unconsolidated JVs are equal to a calendar quarter and year.


COMPARABLE / IDENTICAL SALES GROWTH (% YOY)
                              Q4 2005             FY 2005
                       -------------------  -------------------
                         Comp        ID       Comp        ID
                       --------   --------  --------   --------
Stop & Shop                 1.3%       0.5%      0.7%       0.2%
Giant-Landover             (0.7)%     (1.0)%    (2.4)%     (3.0)%
Giant-Carlisle              5.1%       2.9%      5.1%       3.6%
Tops                       (7.5)%     (8.3)%    (3.9)%     (4.7)%
Albert Heijn                           5.0%                 4.2%
Central Europe Arena                  (8.5)%               (4.9)%

STORE PORTFOLIO
                                                    Q4 2005
                                     ------------------------------------
                                                                 End of
                                      Openings     Closings     quarter
                                     ----------   ----------   ----------

Stop & Shop / Giant-Landover Arena            5           (2)         573
Giant-Carlisle / Tops Arena                   3           (3)         267
Albert Heijn Arena                           20           (1)       1,651
Central Europe Arena                         64*          (2)         502
Schuitema                                     0           (4)         462
----------------------------------   ----------   ----------   ----------
Total retail                                 92          (12)       3,455
----------------------------------   ----------   ----------   ----------
* Includes 54 former Julius Meinl stores.


OPERATING INCOME

                                                  Q4 2005                                FY 2005
                                     ----------------------------------    ----------------------------------
                                        Operating          B/(W)* vs          Operating          B/(W)* vs
                                       income (loss)         2004           income (loss)          2004
(in millions)                           (12 weeks)        (13 weeks)          (52 weeks)        (53 weeks)
----------------------------------   ---------------    ---------------    ---------------    ---------------
ALL SEGMENTS (IN EUR)
Stop & Shop / Giant-Landover Arena               157                 (6)               708                 17
Giant-Carlisle / Tops Arena                        5                (17)                72                (42)
Albert Heijn Arena                                69                (14)               288                (29)
Central Europe Arena                             (18)               (25)               (44)                10
Schuitema                                         28                 11                 95                 28
----------------------------------   ---------------    ---------------    ---------------    ---------------
Total retail                                     241                (51)             1,119                (16)

U.S. Foodservice                                  (8)               (28)                86                 32

Group Support Office                              59                114               (957)              (691)
----------------------------------   ---------------    ---------------    ---------------    ---------------
Ahold Group                                      292                 35                248               (675)
----------------------------------   ---------------    ---------------    ---------------    ---------------
U.S. SEGMENTS (IN USD)
Stop & Shop / Giant-Landover Arena               187                (25)               882                 22
Giant-Carlisle / Tops Arena                        7                (22)                92                (50)
U.S. Foodservice                                  (9)               (36)               107                 40
----------------------------------   ---------------    ---------------    ---------------    ---------------
* Better or (Worse) compared to prior year.


OPERATING MARGIN (%)

                                         Q4 2005           Q4 2004             FY 2005            FY 2004
                                        (12 weeks)        (13 weeks)         (52 weeks)         (53 weeks)
----------------------------------   ---------------    ---------------    ---------------    ---------------
Stop & Shop / Giant-Landover Arena               4.9%               5.2%               5.4%               5.3%
Giant-Carlisle / Tops Arena                      0.4%               1.7%               1.4%               2.2%
Albert Heijn Arena                               4.3%               5.1%               4.4%               4.9%
Central Europe Arena                            (3.5)%              1.4%              (2.5)%             (3.2)%
Schuitema                                        3.8%               2.1%               3.0%               2.1%
----------------------------------   ---------------    ---------------    ---------------    ---------------
Total retail                                     3.3%               4.0%               3.8%               3.9%

U.S. Foodservice                                (0.2)%              0.6%               0.6%               0.4%
----------------------------------   ---------------    ---------------    ---------------    ---------------

OTHER INFORMATION

DEFINITIONS
o Comparable sales: identical sales plus net sales from replacement stores in local currency.
o Currency impact: the impact of using different exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to understand this currency impact.
o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
o Market share: refers to data published by A.C. Nielsen and the comparison is year on year.
o    B/(W): better or (worse) compared to prior year.

NON-GAAP FINANCIAL MEASURES
In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

This press release also includes other non-GAAP financial measures:

(1) Net sales excluding the impact of divestments and acquisitions. Management believes that by excluding divestments and acquisitions, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.

(2) Net sales excluding the impact of a deconsolidated joint venture. Management believes that by excluding the impact of a deconsolidated joint venture, this measure provides a better insight into the operating performance of the entity.

(3) Net debt, which is the difference between (i) the sum of long term debt and short term debt ("gross debt") and (ii) cash and cash equivalents less cash on hand ("other cash and cash investments"). Management believes that net debt is a useful measure for investors. In management's view, because other cash and cash investments can be used, among other things, to repay indebtedness, netting this against total debt is a useful measure of Ahold's leverage. Readers are cautioned that net debt might imply that there is less debt than the comparable measures under IFRS indicate and net debt may include certain cash items that are not readily available for repaying debt.

(4) Operating income, excluding the impact of the settlement and the insurance proceeds. Management believes that by excluding the impact of the class action settlement and the insurance proceeds, this measure allows for better comparisons to prior periods and provides a better insight into the operating performance of Ahold.

(5) Net sales, excluding currency impact. Management believes that by excluding the impact of currency, this measure allows for better comparisons to prior periods and provides a better insight into the operating performance of Ahold.

(6) Operating expenses excluding restructuring and related charges. Management believes that by excluding the impact of the restructuring and related charges, this measure allows for better comparisons to prior periods and provides a better insight into the operating performance of the subsidiary.

(7) Q4 net sales excluding week 13 and net sales excluding week 53. Management believes that by excluding the impact of week 13 of Q4 2004 and week 53 of 2004, these measures allow for better comparisons to prior periods and provide a better insight into the operating performance of Ahold.

(8) Year-end cash, excluding cash on hand. Management believes that by excluding the impact of cash on hand, this measure allows for better comparisons to prior periods and provides a better insight into the operating performance of Ahold.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

Q4 2004 NET SALES EXCLUDING WEEK 13

                                                            Q4 Adjusted        Last week
                                            Q4 2005            2004              2004             Q4 2004
(in millions)                             (12 weeks)        (12 weeks)         (1 week)          (13 weeks)
-------------------------------------   ---------------   ---------------   ---------------   ---------------
Ahold Group (EUR)                                10,832            10,056               739            10,795

Retail
Stop & Shop / Giant-Landover Arena (USD)          3,835             3,753               305             4,058
Giant-Carlisle / Tops Arena (USD)                 1,419             1,544               128             1,672
Albert Heijn Arena (EUR)                          1,598             1,508               122             1,630
Schuitema (EUR)                                     743               746                60               806

Foodservice
U.S. Foodservice (USD)                            4,226             4,193               290             4,483
-------------------------------------   ---------------   ---------------   ---------------   ---------------
N.B. This reconciliation has no impact on the Central Europe Arena


2004 NET SALES EXCLUDING WEEK 53

                                                             Adjusted          Last week
                                             2005              2004              2004               2004
(in millions)                             (52 weeks)        (52 weeks)         (1 week)          (53 weeks)
-------------------------------------   ---------------   ---------------   ---------------   ---------------
Ahold Group (EUR)                                44,496            43,871               739            44,610

Retail
Stop & Shop / Giant-Landover Arena (USD)         16,346            15,800               305            16,105
Giant-Carlisle / Tops Arena (USD)                 6,201             6,352               128             6,480
Albert Heijn Arena (EUR)                          6,585             6,296               122             6,418
Schuitema (EUR)                                   3,128             3,121                60             3,181

Foodservice
U.S. Foodservice (USD)                           18,468            18,557               290            18,847
-------------------------------------   ---------------   ---------------   ---------------   ---------------
N.B. This reconciliation has no impact on the Central Europe Arena


2005 OPERATING INCOME, EXCLUDING THE IMPACT OF THE SECURITIES CLASS ACTION SETTLEMENT, NET OF INSURANCE PROCEEDS

(EUR millions)                                                      2005
--------------------------------------------------------------    --------
Operating income                                                       248
Settlement securities class action, net of insurance proceeds          803
Operating income, excluding the impact of the securities class
 action settlement, net of insurance proceeds                        1,051
--------------------------------------------------------------    --------


NET DEBT

(EUR millions)                                        January 1, 2006     January 2, 2005        % change
--------------------------------------------------   -----------------   -----------------   -----------------
Loans                                                            4,867               5,812               (16.3)%
Finance lease liabilities                                        1,298               1,077                20.5%
Cumulative preferred financing shares                              666                 666                 0.0%
--------------------------------------------------   -----------------   -----------------   -----------------
Long-term portion of long-term debt                              6,831               7,555                (9.6)%
Short-term borrowings                                              597                 612                (2.5)%
Current portion of loans                                           256               1,766               (85.5)%
Current portion of finance lease liabilities                        64                  87               (26.4)%
--------------------------------------------------   -----------------   -----------------   -----------------
Gross debt                                                       7,748              10,020               (22.7)%
Less: other cash and cash investments*                           1,837               2,938               (37.5)%
--------------------------------------------------   -----------------   -----------------   -----------------
Net debt                                                         5,911               7,082               (16.5)%

*Cash and cash equivalents excluding cash on hand:
Cash and cash equivalents                                        2,228               3,205               (30.5)%
Cash on hand                                                       391                 267                46.4%
--------------------------------------------------   -----------------   -----------------   -----------------
Other cash and cash investments                                  1,837               2,938               (37.5)%
--------------------------------------------------   -----------------   -----------------   -----------------

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding the expectation that Ahold will be able to focus fully on managing the businesses for the future; statements as to an expected retail net sales growth of between 2.5% and 3.0% in 2006 (at constant exchange rates and excluding divestments made in 2005); statements as to an expected retail operating margin of between 4.0% and 4.5% in 2006; statements that U.S. Foodservice's targets remain unchanged; statements as to Ahold's plan to focus on operational and value improvement in 2006; statements as to the plan for a comprehensive review of underperforming assets and reduction of corporate overhead, as well as the expected benefits and timing thereof; statements as to the plan to launch an arena-wide Stop & Shop/Giant-Landover value improvement program and the expected benefits and timing thereof; statements as to the expected appointment of a new CEO for the Stop & Shop/Giant-Landover Arena and the timing thereof; statements as to the overall priorities of driving top line growth and achieving a 5% retail operating margin; statements as to expectations with respect to the settlement of the securities class action, including the expected amount of the settlement and the insurance proceeds; statements as to the roll-out of Schuitema's fourth generation stores; statements as to the progress of U.S. Foodservice's reorganization into Broadline and Multi-Unit operating companies, and the expected timing of Ahold's change of its segment reporting to reflect this reorganization; statements as to the timing of the publication of Ahold's annual report; and statements as to expected payments of dividend and the determination thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in Ahold's pricing policies and product offering and other strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets or delays or additional costs encountered in connection with their implementation or achievement, difficulties or delays in the implementation of new operational improvements and systems, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of Ahold's employees to operational and other changes in the working environment, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, the risk that the settlement of the securities class action will not be approved by the court and that any court approval will be reversed in whole or in part on appeal, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, including their acceptance of the settlement, Ahold's ability to defend itself, the diversion of management's attention from implementing Ahold's plans and strategies, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to customers on a timely basis, the ability to recruit and retain key personnel, unanticipated delays in publishing results, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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